Exhibit 99.8

Nominating Committee Charter

Introduction

The Nominating Committee Charter (the “Charter”) was adopted by the Board of Directors (the “Board”) of ALR Technologies, Inc. (the “Company”) in June 2013.

General

The Nominating Committee (the “Committee”) is a committee of the Board. The Company’s Bylaws (the “Bylaws”) generally govern the functions of the Board. Part 2.10 of the Bylaws provides that the Board may appoint one or more committees consisting of such member or members of the Board as the Board sees fit and may delegate to any such committees any powers of the Board with certain restrictions as outlined in the Bylaws

Nothing in this Charter is intended to expand applicable standards of liability for the directors of the Company under United States or Canadian laws.

Mandate

The Committee’s mandate (the “Mandate”) is to assist the Board in providing effective corporate governance.

Structure and Operations

Composition
The Committee shall have a minimum of three members.

The majority shall be independent from management, free from any interest and any business or other relationship that, in the opinion of the Board, would or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Company (other than relationships and interests arising from shareholding).

Appointment and Removal
Members shall be appointed by the Board at the first meeting of the Board following either

1)	the Company’s annual general meeting of shareholders, or

2)	a resolution from the majority of the shareholders waiving the Company’s annual general meeting and shall serve until the next annual general meeting or next resolution waiving the annual general meeting.

Members shall serve until such member's successor is appointed or until such member's earlier resignation. Members may be removed, with or without cause, by a majority vote of the Board. The Committee does not have a policy with regard to the consideration of any director candidates recommended by shareholders and the Board is of the view that it is appropriate for the Company to not have such a policy at this time.

Chair
Members of the Committee shall nominate and elect a Chair by majority vote of members. The Chair shall call, set the agendas for and chair meetings of the Committee.

Meetings

The Committee shall meet at least once each year or more frequently as circumstances dictate.

Members shall be given 24 hours advance notice of a meeting and an agenda for the meeting. Such notice may be given by telephone, fax or e-mail.

A quorum shall consist of a majority of members of the Committee. An act of a majority of those present at a meeting at which there is a quorum, shall be an act of the Committee.

Members may also approve a decision by a consent resolution in writing signed by all members and such a decision shall be an act of the Committee.

Minutes
The Chair shall ask one of the members present at a meeting to act as secretary and to record minutes of the meeting. Alternatively, the Chair may appoint a secretary who is not a member to record minutes of the meeting.

The Committee shall promptly submit minutes of its meetings to the Board.

Responsibilities and Duties

Introduction
The Committee shall have the responsibilities and duties outlined in this section. This outline serves as a guide only with the understanding that the Committee may accept additional responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in this Charter.

Manner of Carrying Out its Mandate
The Committee will discuss and agree upon a specific set of activities with timelines for the ensuing year and make recommendation to the Board as required:

1.	Review the size and composition of the Board with a view to promoting effectiveness and efficiency of the Board;

2.	Review the appropriateness of the Board Mandate;

3.	Review the appropriateness of the committees of the Board, their mandates and the appointment of directors to the various committees;

4.	Review the directorships held by Board members and officers of the Company in other public or private companies;

5.
Identify, review qualifications and propose nominees for the position of director to be elected at an upcoming annual general meeting or to be appointed to fill a vacancy between annual general meetings;

6.
Consider and evaluate nominees, if any, proposed by shareholders of the Company for the position of director(s) to be elected at an upcoming annual general meeting or to be appointed to fill a vacancy between annual general meetings;

7.	Consider and, if required, recommend to the Board that a particular director be asked to retire or be removed as a director in accordance with policies set and approved by the Board from time to time;

8.
Review the qualifications required of the Chairman of the Board, the appropriateness of the responsibilities and duties set out in the Chairman of the Board Mandate and propose a director for the position;

9.	Review the succession plans for Chief Executive Officer and senior management; and

10.	Identify, review the qualifications and propose nominees for the position of directors and officers of ALR Technologies, Inc.

The Committee will have following additional responsibilities and will discuss with or make recommendations to the Board as required:

1.	Prepare and provide appropriate orientation for new Board members;

2.	Stay abreast of trends in corporate governance matters in the industry generally;

3.	Assess the adequacy of the Committee’s Mandate each year and recommend changes, if indicated; and

4.	Assess the Committee's own performance once each year.

Powers

The Committee shall have the following powers:

1.	The Committee shall have the power to engage a corporate governance consultant, set terms of reference, and negotiate and approve such consultant’s fees; and

2.	The Committee shall have the authority to obtain advice from independent legal counsel in its sole discretion.